EXHIBIT 99.1

GSI LUMONICS INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Canadian GAAP and in thousands of U.S. Dollars, except share amounts)

	September 26,	December 31,
	2003	2002

ASSETS
Current
Cash and cash equivalents (note 7)	$74,049	$83,532
Short-term investments (note 7)	54,186	28,890
Accounts receivable, less allowance of $2,600 (December 31, 2002 — $2,681)	41,951	33,793
Income taxes receivable	10,054	8,431
Inventories (note 3)	38,404	39,671
Future tax assets	9,327	9,763
Other current assets	6,503	4,969

Total current assets	234,474	209,049
Property, plant and equipment, net of accumulated depreciation of $52,173 (December 31, 2002 — $51,372)	32,996	27,306
Future tax assets	7,353	7,443
Other assets (note 3)	8,661	3,360
Long-term investments (note 7)	3,729	37,303
Intangible assets, net of amortization of $8,827 (December 31, 2002 — $7,798) (note 3)	9,689	8,042

	$296,902	$292,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$14,678	$9,235
Accrued compensation and benefits	5,797	6,523
Other accrued expenses (note 3)	19,501	20,845

Total current liabilities	39,976	36,603
Deferred compensation	2,141	2,129

Total liabilities	42,117	38,732
Commitments and contingencies (note 9)
Stockholders’ equity (note 5) Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 40,880,399 (December 31, 2002 — 40,785,922)	237,910	237,403
Contributed surplus	1,433	1,433
Retained earnings	6,277	8,286
Accumulated foreign currency translation adjustment	9,165	6,649

Total stockholders’ equity	254,785	253,771

	$296,902	$292,503

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Canadian GAAP and in thousands of U.S. Dollars, except share amounts)

	Three Months Ended		Nine Months Ended

	September 26,	September 27,	September 26,	September 27,
	2003	2002	2003	2002

Sales	$44,881	$37,419	$130,682	$113,971
Cost of goods sold	28,237	26,109	83,659	78,185

Gross profit	16,644	11,310	47,023	35,786
Operating expenses:
Research and development	3,297	5,242	10,454	16,116
Selling, general and administrative	11,151	14,368	36,124	43,282
Amortization of purchased intangibles	391	261	1,005	968
Restructuring	264	—	2,451	4,152
Other	—	(1,250)	841	(1,250)

Total operating expenses	15,103	18,621	50,875	63,268

Income (loss) from operations	1,541	(7,311)	(3,852)	(27,482)
Other income (expense)	—	—	64	(203)
Interest income	293	508	1,601	1,707
Interest expense	—	(188)	(129)	(541)
Foreign exchange transaction gains (losses)	(75)	609	629	(275)

Income (loss) before income taxes	1,759	(6,382)	(1,687)	(26,794)
Income tax provision (benefit)	322	(1,513)	322	(5,176)

Net income (loss)	$1,437	$(4,869)	$(2,009)	$(21,618)

Net income (loss) per common share:
Basic	$0.04	$(0.12)	$(0.05)	$(0.53)
Diluted	$0.03	$(0.12)	$(0.05)	$(0.53)
Weighted average common shares outstanding (000’s)	40,857	40,699	40,817	40,641
Weighted average common shares outstanding and dilutive potential common shares (000’s)	41,343	40,699	40,817	40,641

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)

(Canadian GAAP and in thousands of U.S. Dollars)

	Nine Months Ended

	September 26,	September 27,
	2003	2002

Retained earnings, beginning of period	$8,286	$35,747
Net loss	(2,009)	(21,618)

Retained earnings, end of period	$6,277	$14,129

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Canadian GAAP and in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended

	September 26,	September 27,	September 26,	September 27,
	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,437	$(4,869)	$(2,009)	$(21,618)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Loss on disposal of assets	—	—	421	62
Reduction of long-lived assets	—	—	—	1,130
Depreciation and amortization	1,649	1,838	4,803	5,850
Unrealized loss on derivatives	166	—	179	—
Deferred income taxes	—	(1,073)	—	1,826
Changes in current assets and liabilities:
Accounts receivable	988	(3,098)	(3,752)	5,778
Inventories	1,923	5,592	6,537	7,037
Other current assets	(336)	47	(1,029)	605
Accounts payable, accrued expenses, and taxes (receivable) payable	1,970	(4,117)	2,784	1,469

Cash provided by (used in) operating activities	7,797	(5,680)	7,934	2,139

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of businesses	601	—	(8,952)	—
Purchase of leased buildings	—	—	(18,925)	—
Sale of assets	—	—	847	—
Other additions to property, plant and equipment	(910)	(444)	(1,814)	(2,431)
Maturities of short-term and long-term investments	20,562	29,817	162,890	88,691
Purchases of short-term and long-term investments	(41,651)	(47,311)	(154,055)	(125,656)
Decrease in other assets	209	75	358	2,150

Cash used in investing activities	(21,189)	(17,863)	(19,651)	(37,246)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of bank indebtedness	—	726	—	3,543
Repayment of long-term debt	—	(3,000)	—	(3,000)
Issue of share capital	393	82	507	802

Cash provided by (used in) financing activities	393	(2,192)	507	1,345

Effect of exchange rates on cash and cash equivalents	1,298	(488)	1,727	67

Decrease in cash and cash equivalents	(11,701)	(26,223)	(9,483)	(33,695)
Cash and cash equivalents, beginning of period	85,750	95,487	83,532	102,959

Cash and cash equivalents, end of period	$74,049	$69,264	$74,049	$69,264

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

as of September 26, 2003
(Canadian GAAP and Tabular Amounts in thousands of U.S. Dollars except share amounts)

1.	Basis of Presentation

      These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and in accordance with the accounting policies and methods of application in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-Q for the three and nine months ended September 26, 2003, prepared in accordance with United States generally accepted accounting principles. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

      As indicated in note 7, effective January 1, 2003, the Company has removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

Comparative Amounts

      Certain prior year amounts have been reclassified to conform to the current year presentation in the financial statements for the quarter and nine-months ended September 26, 2003. These reclassifications had no effect on the previously reported results of operations or financial position.

2.     Acquisitions

      On May 2, 2003, the Company acquired the principal assets of the Encoder division of Dynamics Research Corporation (DRC), located in Wilmington, Massachusetts. The purchase price of $3.1 million, subject to final adjustment, was comprised of $3.0 million in cash and $0.1 million in costs of the acquisition. The purchase price allocation is not yet final, as the Company is waiting for final agreement from DRC on the adjustment amount. The purchase price, which is subject to final adjustment, was allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as noted below.

Estimated
Fair Value at
Acquisition
Date

(In millions)
Accounts receivable	$0.9
Inventories	1.1
Property, plant and equipment	0.2
Acquired technology	1.1
Accounts payable and other accrued expenses	(0.2)

Total purchase price	$3.1

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      The estimated excess of the purchase price over the fair value of net identifiable tangible assets acquired (approximately $1.1 million) is recorded as acquired technology to be amortized over its estimated useful life of four years. There was no goodwill associated with this acquisition. There was no purchased in process research and development included with this acquisition, therefore no amounts were written off to results of operations. The Company’s consolidated results of operations have included the Encoder division activity as of the closing date of May 2, 2003. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the Company. The addition of the Encoder division assets represents the addition of technology and products that expand the Company’s offering of precision motion control components. The integration of the Encoder division into the Company’s Components Group in Billerica, Massachusetts was completed during the third quarter of 2003.

      The acquisition of the principal assets of Spectron Laser Systems Limited, a subsidiary of Lumenis Ltd (Spectron), located in Rugby, United Kingdom closed on May 7, 2003. The purchase price of approximately $6.5 million, subject to final adjustment, was comprised of $5.9 million in cash and $0.6 million in estimated costs of the acquisition. The purchase price allocation is not yet final, as the parties are negotiating certain purchase price adjustments, related primarily to inventory, and other indemnification claims submitted by the Company. The purchase price, which is subject to final adjustment, is allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as noted below.

Estimated
Fair Value at
Acquisition
Date

(In millions)
Accounts receivable	$2.1
Inventories	3.2
Other current assets	0.1
Property, plant and equipment	0.5
Other investment	0.6
Acquired technology	1.5
Accounts payable and other accrued expenses	(1.5)

Total purchase price	$6.5

      The estimated excess of the purchase price over the fair value of net identifiable tangible assets acquired (approximately $1.5 million) is recorded as acquired technology to be amortized over its estimated useful life of five years. There was no goodwill associated with this acquisition. There was no purchased in process research and development included with this acquisition, therefore no amounts were written off to results of operations. The Company’s consolidated results of operations have included the Spectron activity as of the closing date of May 7, 2003. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the Company. This acquisition adds both diode pumped laser solid state (DPSS) technology and products to the Company’s marketplace offerings, as well as expanded product lines in both lamp pumped (LPSS) and CO2-based technologies. The integration of this acquisition into the Company’s Laser Group in Rugby, United Kingdom was completed during the third quarter of 2003.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

3.	Supplementary Balance Sheet Information

      The following tables provide details of selected balance sheet accounts.

Inventories

	September 26,	December 31,
	2003	2002

Raw materials	$14,617	$16,380
Work-in-process	9,282	7,468
Finished goods	10,288	11,114
Demo inventory	4,217	4,709

Total inventories	$38,404	$39,671

Other Assets

	September 26,	December 31,
	2003	2002

Facilities for sale (note 8)	$8,280	$2,935
Deposits and other	381	425

Total	$8,661	$3,360

      At September 26, 2003, the Company had two facilities available for sale. One is a 75,000 square foot facility in Kanata, Ontario and the other is a 104,000 square foot facility in Maple Grove, Minnesota. The Maple Grove facility became available for sale in 2003, see notes 8 and 9 for details. These buildings are recorded at their estimated fair market value (approximately $1.9 million for the Kanata, Ontario property and $6.4 million for the Maple Grove, Minnesota facility). During 2003, the Company recorded $0.3 million in additional write-downs for the Kanata property, see note 8. At December 31, 2002, facilities available for sale included $2.2 million for the Kanata, Ontario property and $0.7 million for a facility in Nepean, Ontario, which was sold in the second quarter of 2003.

Intangible Assets

	September 26, 2003		December 31, 2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Patents and acquired technology	$13,693	$(4,004)	$11,017	$(2,975)
Other intangible assets	4,823	(4,823)	4,823	(4,823)

Total cost	18,516	$(8,827)	15,840	$(7,798)

Accumulated amortization	(8,827)		(7,798)

Net intangible assets	$9,689		$8,042

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Other Accrued Expenses

	September 26,	December 31,
	2003	2002

Accrued warranty	$3,578	$3,383
Deferred revenue	2,869	3,404
Accrued restructuring (note 9)	778	8,790
Other	12,276	5,268

Total	$19,501	$20,845

Accrued Warranty

	For the	For the
	Three Months	Nine Months
	Ended	Ended
	September 26,	September 26,
	2003	2003

Balance at the beginning of the period	$3,354	$3,383
Charged to cost of goods sold	1,125	2,870
Warranty accrual established as part of acquisitions	—	415
Use of provision	(1,010)	(3,229)
Foreign currency exchange rate changes	109	139

Balance at the end of the period	$3,578	$3,578

      The Company generally warrants its our products for a period of up to 12 months for material and labor to repair and service the system. A provision for the estimated cost related to warranty is recorded at the time revenue is recognized.

      The estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claims or increased costs associated with servicing those claims, revisions to the estimated warranty liability would be made.

4.	Bank Indebtedness

      At September 26, 2003, the Company had a line of credit denominated in U.S. dollars with Fleet National Bank (Fleet) and a letter of credit in United Kingdom pounds with NatWest for a total amount of available credit of U.S.$4.1 million versus U.S.$12.1 million at December 31, 2002. The Company’s previous agreement with Fleet, which provided for an $8.0 million line of credit, expired in the second quarter of 2003 and was renewed for $4.0 million. NatWest provides a $0.1 million bank guarantee for a letter of credit used for VAT purposes in the United Kingdom. Short-term investments totaling $5.0 million at September 26, 2003 have been pledged as collateral for the Fleet credit facility under security agreements. In addition to the customary representations, warranties and reporting covenants, the borrowings under the Fleet credit facility require the Company to maintain a quarterly minimum tangible net worth of $200.0 million. At September 26, 2003, the Company had $4.0 million denominated in U.S. dollars available for general purposes under the credit facility with Fleet discussed above. Of the available amount, $3.8 million was in use at September 26, 2003 consisting of funds committed at Fleet for use in foreign exchange transactions. Though the Fleet amount of $3.8 million is committed for support of foreign currency hedging contracts and not available, it is not considered used for the purpose of calculating interest payments. The Fleet line of credit is due on demand and bears interest based on either prime or LIBOR depending on the borrowing notification period. The line of credit with Fleet expires on June 27, 2004.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      At December 31, 2002, the Company had a line of credit with Canadian Imperial Bank of Commerce (CIBC) denominated in Canadian dollars for approximately U.S. $4.0 million. This $4.0 million line of credit with CIBC was reviewed by the Company and a decision to cancel the line of credit was conveyed to CIBC prior to December 31, 2002. The $4.0 million line of credit with CIBC was reduced by the end of the first quarter in 2003 to two letters of credit totaling $0.4 million, which were used to support the Company’s payroll and credit card programs. These two letters of credit were cancelled in the second quarter of 2003, thereby eliminating the CIBC line of credit.

5.	Stockholders’ Equity

Capital Stock

      The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During the nine months ended September 26, 2003, 94,477 common shares were issued pursuant to exercised stock options and the employee share purchase plan for proceeds of approximately $0.5 million.

Net Income (Loss) Per Common Share

      Basic net income (loss) per common share was computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. For diluted net income (loss) per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net loss for the three months ended September 27, 2002 and the nine months ended September 26, 2003 and September 27, 2002, the effect of converting options and warrants was anti-dilutive.

      Common and common share equivalent disclosures are:

	Three Months Ended		Nine Months Ended

	September 26,	September 27,	September 26,	September 27,
	2003	2002	2003	2002

	(In thousands)
Weighted average common shares outstanding	40,857	40,699	40,817	40,641
Dilutive potential common shares	486	—	—	—

Diluted common shares	41,343	40,699	40,817	40,641

      At September 26, 2003, the Company had options and warrants outstanding entitling holders to up to 3,439,368 and 51,186 common shares, respectively.

Pro Forma Stock Based Compensation

      Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

retroactive basis, the Company’s net income and income per share would have been decreased and the net loss and loss per share would have been increased to the pro forma amounts below.

	Three Months Ended		Nine Months Ended

	September 26,	September 27,	September 26,	September 27,
	2003	2002	2003	2002

Net income (loss):
As reported	$1,437	$(4,869)	$(2,009)	$(21,618)
Pro forma	$712	$(5,415)	$(4,007)	$(24,035)
Basic net income (loss) per share:
As reported	$0.04	$(0.12)	$(0.05)	$(0.53)
Pro forma	$0.02	$(0.13)	$(0.10)	$(0.59)
Diluted income (loss) per share:
As reported	$0.03	$(0.12)	$(0.05)	$(0.53)
Pro forma	$0.02	$(0.13)	$(0.10)	$(0.59)

      The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	September 26, 2003	September 27, 2002

Risk-free interest rate	1.92%	2.16%
Expected dividend yield	—	—
Expected lives upon vesting	1.0 years	1.0 years
Expected volatility	65%	70%

6.	Related Party Transactions

      The Company recorded sales revenue from Sumitomo Heavy Industries Ltd., a significant shareholder of the Company, of $1.0 million and $3.3 million in the three and nine months ended September 26, 2003, respectively, and $0.6 million and $1.1 million in the three and nine months ended September 27, 2002, respectively, at amounts and terms approximately equivalent to third-party transactions. Receivables from Sumitomo Heavy Industries Ltd. of $0.7 million and $0.5 million as at September 26, 2003 and December 31, 2002, respectively, are included in accounts receivable on the balance sheet.

      The Company has an agreement with V2Air LLC relating to the use of V2Air LLC’s aircraft for Company purposes. The Company’s President and Chief Executive Officer, Charles D. Winston owns V2Air LLC. Pursuant to the terms of the agreement, the Company is required to reimburse V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the three months ended September 26, 2003 and September 27, 2002, the Company reimbursed V2Air LLC $39 thousand and $13 thousand, respectively, under the terms of the agreement. During the nine months ended September 26, 2003, the Company reimbursed V2Air LLC $102 thousand under the terms of the agreement compared to $111 thousand for the nine months ended September 27, 2002.

      In January of 2001, the Company made an investment of $2.0 million in a technology fund managed by OpNet Partners, L.P. During 2002, the Company received a cash distribution (return of capital) from OpNet Partners in the amount of $1.4 million. In the second quarter of 2002, the Company wrote-down the investment by $0.2 million to its estimated fair market value and wrote-off the remainder of the investment of $0.4 million in the fourth quarter of 2002. Richard B. Black, a member of the Company’s Board of Directors, is a General Partner of OpNet Partners, L.P.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      On April 26, 2002, the Company entered into an agreement with Photoniko, Inc, a private photonics company in which one of the Company’s directors, Richard B. Black, was a director and stock option holder. As of August 16, 2002, Mr. Black was no longer a director or stock option holder of Photoniko, Inc. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75 thousand to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate potential strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan was to be repaid in full to the Company no later than August 28, 2002, but still remains outstanding. The Company has provided a full reserve for this receivable.

7.	Financial Instruments

Cash Equivalents, Short-Term and Long-Term Investments

      At September 26, 2003, the Company had $59.8 million invested in cash equivalents denominated in U.S. dollars with maturity dates between September 29, 2003 and December 17, 2003. At December 31, 2002, the Company had $53.2 million invested in cash equivalents denominated in U.S. dollars with maturity dates between January 2, 2003 and March 24, 2003. Cash equivalents, stated at amortized cost, approximate fair value.

      At September 26, 2003, the Company had $54.2 million in short-term investments and $3.1 million in long-term investments invested in U.S. dollars with maturity dates between October 2, 2003 and November 23, 2004. Short-term and long-term investments are recorded at fair market value. At December 31, 2002 the Company had $28.9 million in short-term investments and $37.3 million in long-term investments invested in U.S. dollars with maturity dates between January 6, 2003 and November 23, 2004. As discussed in note 4 to the financial statements, $5.0 million of short-term investments are pledged as collateral for the Fleet credit facility at September 26, 2003. Also, included in long-term investments at September 26, 2003 is a minority equity investment of a private United Kingdom company valued at $0.6 million that was purchased as part of the assets in the Spectron acquisition.

Derivative Financial Instruments

      Effective January 1, 2003, the Company removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

      At September 26, 2003, the Company had one foreign exchange forward contracts to purchase $1.5 million U.S. dollars in exchange for yen with an aggregate fair value loss of $0.2 million recorded in the statement of operations as foreign exchange transaction losses. Also, the Company had one currency swap with a notional value of $8.7 million U.S. dollars in exchange for yen with an aggregate fair value loss of $0.7 million after-tax.

      At December 31, 2002, the Company had eleven foreign exchange forward contracts to purchase $16.9 million U.S. dollars, of which $10.5 million is in exchange for yen and $6.4 million is in exchange for euros. The Company also had one currency swap contract fair valued at $8.7 million U.S. dollars in exchange for yen. All contracts have an aggregate fair value loss of $0.5 million after-tax and mature at various dates in 2003.

8.	Restructuring and Other

      From 2000 through 2002, the Company faced a decline in revenues and responded by streamlining operations to reduce fixed costs.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Restructuring Charges

2000

      During fiscal 2000, the Company took total restructuring charges of $14.5 million, $12.5 million of which resulted from the Company’s decision to exit the high powered laser product line that was produced in its Rugby, United Kingdom facility. The $12.5 million charge consisted of $1.0 million to accrue employee severance for approximately 50 employees; $3.8 million for reduction and elimination of the Company’s United Kingdom operation and worldwide distribution system related to high power laser systems; and $7.7 million for excess capacity at three leased facilities in the United States and Germany where high power laser systems operations were conducted. The provisions for lease costs at our Livonia and Farmington Hills, Michigan facilities and in Germany related primarily to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. Additionally, for our Farmington Hills, Michigan and Maple Grove, Minnesota facilities, we accrued an anticipated loss on our contractual obligations to guarantee the value of the buildings. This charge was estimated as the excess of our cost to purchase the buildings over their estimated fair market value. The Company also recorded a non-cash write-down of land and building in the United Kingdom of $2.0 million, based on market assessments at to the net realizable value of the facility. In addition, the Company recorded in cost of goods sold a reserve of $8.5 million for raw materials, work-in-process, equipment, parts and demo equipment inventory that related to the high power laser product line in its Rugby, United Kingdom facility and other locations that supported this product line.

      Also during fiscal 2000, the Company reversed a provision of $5.0 million originally recorded at the time of the 1999 merger of General Scanning, Inc. and Lumonics Inc. At the time the $5.0 million provision was recorded, the Company intended to close its Rugby, United Kingdom facility and transfer those manufacturing activities to its Kanata, Ontario facility, but upon further evaluation the Company reversed its intentions. Thus, the Company reversed the $5.0 million that had initially been recorded for this proposed restructuring.

      Cumulative cash draw-downs of $12.0 million, a reversal of $0.5 million recorded in the fourth quarter of 2001 for anticipated restructuring costs that will not be incurred and a non-cash draw-down of $2.0 million have been applied against the total fiscal 2000 provision of $14.5 million, no remaining balance at September 26, 2003. All actions relating to the 2000 restructuring charge have been completed. The Company paid the $6.0 million loss accrual remaining at December 31, 2002 in connection with the purchase of the Farmington Hills, Michigan and the Maple Grove, Minnesota facilities. The properties, which had been under leases until June 2003, were purchased for $18.9 million, but had an estimated market value of $12.5 million. The difference between the purchase price and estimated market value had been provided for as restructuring losses in 2000 ($6.0 million), in 2002 ($0.1 million) and 2003 ($0.3 million). The Farmington Hills, Michigan facility is being used and was recorded in property, plant and equipment at a cost of $6.1 million during the second quarter of 2003 and the Maple Grove, Minnesota facility is for sale and is included in other assets for $6.4 million at September 26, 2003.

2001

      In the fourth quarter of fiscal 2001, to further reduce capacity in response to declining sales, the Company determined that most of the remaining functions located in its Farmington Hills, Michigan facility should be integrated with its Wilmington, Massachusetts facility and that its Oxnard, California facility should be closed. In addition, the Company decided to integrate its Bedford, Massachusetts facility with its Billerica, Massachusetts manufacturing facility. The Company took total restructuring charges of $3.4 million. The $3.4 million charge consisted of $0.9 million to accrue employee severance for approximately 35 employees at the Farmington Hills, Michigan and Oxnard, California locations; $1.8 million for excess capacity at five leased locations in the United States, Canada and Germany; and $0.7 million write-down of leasehold

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

improvements and certain equipment associated with the exiting of leased facilities located in Bedford, Massachusetts. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The expected effects of the restructuring were to better align our ongoing expenses and cash flows in light of reduced sales.

      Cumulative cash draw-downs of approximately $2.5 million and non-cash draw-downs of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $0.2 million as at September 26, 2003. The restructuring is complete, except for costs that are expected to be paid on the leased facilities in Munich, Germany (lease expiration January 2013) and Nepean, Ontario (lease expiration January 2006).

2002

      Two major restructuring plans were initiated in 2002, as the Company continued to adapt to a lower level of sales. In the first quarter of 2002, the Company made a determination to reduce fixed costs by transferring manufacturing operations at its Kanata, Ontario facility to other manufacturing facilities. Associated with this decision, the Company incurred restructuring costs in the first, second, and fourth quarters of 2002. At this time, the Company believes that all costs associated with the closure of this facility have been recorded, as noted below.

      During the first quarter of 2002, the Company consolidated its electronics systems business from its facility in Kanata, Ontario into the Company’s existing systems manufacturing facility in Wilmington, Massachusetts and transferred its laser business from the Company’s Kanata, Ontario facility to its existing facility in Rugby, United Kingdom. In addition, the Company closed its Kanata, Ontario facility. The Company took a total restructuring charge of $2.7 million related to these activities in the first quarter of 2002. The $2.7 million charge consisted of $2.2 million to accrue employee severance and benefits for approximately 90 employees; $0.3 million for the write-off of furniture, equipment and system software; and $0.2 million for plant closure and other related costs. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligations of $0.3 million, a write-down of land and building in Kanata, Ontario and Rugby, United Kingdom of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills, Michigan and Oxnard, California locations. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The write-downs of the building bring the properties offered for sale in line with market values and the recording of these write-downs has no effect on cash.

      The second major restructuring plan in 2002 was redirection of the Company’s precision optics operations in Nepean, Ontario away from optical telecommunications and into its custom optics business as a result of the telecom industry’s severe downturn. The Company reduced capacity at the Nepean, Ontario facility and recorded a pre-tax restructuring charge of $2.3 million in the fourth quarter of 2002 which included $0.6 million to accrue employee severance and benefits for approximately 41 employees. The Company also wrote-off approximately $0.2 million of excess fixed assets and wrote-down one of the Nepean, Ontario buildings by $0.2 million to its estimated fair market value. Additionally, the Company continued to evaluate accruals made in prior restructurings and we recorded charges of approximately $0.8 million for an adjustment to earlier provisions for leased facilities in the United States and Germany. Specifically, the $0.8 million in adjustments in the fourth quarter of 2002 related to earlier provisions for the leased facilities in Munich, Germany, Maple Grove, Minnesota and Farmington Hills, Michigan. Management originally estimated a restructuring reserve of $0.5 million based upon the assumption that the Munich, Germany facility would be subleased in 2003. Instead, the market for commercial real estate in Munich, Germany declined further making full recovery of the lease rate less likely. Therefore, an additional provision of $0.5 million was recorded to cover a longer anticipated time to sublease the space and to reflect subleasing at less than our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

existing lease rates. The Maple Grove, Minnesota facility had been subleased through January 2003. Management had anticipated finding a buyer for this building by January 2003, exercising our option to purchase the building and not paying the remaining lease costs. As this did not happen, the contractual lease costs through the end of the lease in June 2003 of $0.2 million were accrued. The Farmington Hills, Michigan facility, also, was not sold by the end of 2002, so the costs for the unused space through the end of the lease in June 2003 of $0.1 million were accrued. The Company also took a further write-down of $0.3 million on the buildings in Kanata, Ontario and Rugby, United Kingdom and a $0.1 million write-off for fixed assets in Kanata, Ontario and a $0.1 million for the Maple Grove, Minnesota and Farmington Hills, Michigan facilities.

      At December 31, 2002, the net book value of two facilities, one in Kanata, Ontario and the other in Nepean, Ontario, were classified as held for sale and included in other assets. The Nepean, Ontario facility was sold in the second quarter of 2003. The Company has entered into an agreement to sell the Kanata, Ontario property, which was amended in the third quarter of 2003, and is expected to close on this agreement during the fourth quarter of 2003. Because the estimated selling price for the Kanata facility was less than the net book value, the Company took a restructuring charge of $0.1 million in the second quarter of 2003 and an additional restructuring charge of $0.2 million in the third quarter of 2003. This facility remains in other assets at September 26, 2003.

      Cumulative cash draw-downs of approximately $4.0 million and non-cash draw-downs of $1.8 million have been applied against the provisions taken in 2002, resulting in a remaining provision balance of $0.6 million at September 26, 2003. For severance related costs associated with these two restructuring actions, the actions are complete and the Company does not anticipate taking additional restructuring charges and expects to finalize payment in 2003. The Company will continue to evaluate the fair value of the buildings and fixed assets that were written down. The restructuring accrual is expected to be completely utilized during January 2013 at the end of the lease term for the Munich, Germany facility. The Company estimated the restructuring charge for the Munich, Germany facility based on contractual payments required on the lease for the unused space, less what is expected to be received for subleasing. Because this is a long-term lease that extends until 2013, the Company will draw-down the amount accrued over the life of the lease. Future sublease market conditions may require the Company to make further adjustments to this restructuring reserve.

2003

      To align the distribution and service groups with our business segments, in the first quarter of 2003 the Company commenced a restructuring plan that is expected to significantly reduce these operations around the world and to consolidate these functions at the Company’s manufacturing facilities. As part of this plan, the Company provided for severance and termination benefits of approximately $0.6 million for 22 employees in Germany, France, Italy and Belgium in the first quarter of 2003. Under EIC 134, if an employee continues to work beyond a minimum period of time after their notification, then their termination benefits are to be accrued over the period that they continue to work. During the second quarter of 2003, the Company took additional restructuring charges of $0.4 million for the severance and termination benefits associated with the restructuring actions taken in the first quarter, as a result of employees working beyond a minimum period as required by EIC 134.

      As a continuation of the restructuring plan initiated in the first quarter of 2003 to reduce our distribution and service groups, during the second quarter of 2003 the Company further reduced its European operations, including terminating an additional 10 employees in Europe and closing its Paris, France office. Also, the Company closed its office in Hong Kong and terminated 7 employees from that location. Additionally, the Company terminated 8 employees in other offices in Asia Pacific. Associated with these actions taken in the second quarter of 2003, the Company recorded restructuring charges of $0.8 million consisting of severance and termination benefits of $0.6 million, and lease and contract termination charges of $0.2 million. In the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

third quarter of 2003, the Company incurred restructuring charges of $0.1 million for the closing of our Singapore office.

      As the Company has retained certain employees to help with the transition of work beyond the minimum periods specified in EIC 134, the Company accrued additional termination and severance benefits for these employees of approximately $0.1 million during the third quarter, as a result of the actions taken in the first and second quarters of 2003. Additionally, during the third quarter of 2003 the Company reversed restructuring expense of approximately $0.1 million for severance costs accrued in prior quarters that will not be incurred.

      As part of its review of the restructuring actions taken in prior quarters, during the second quarter of 2003 the Company took an additional $0.3 million restructuring charge for the anticipated loss on the market value of the Farmington Hills, Michigan and Maple Grove, Minnesota facilities, on which the Company first took a restructuring charge in 2000, as noted above. Also, the Company took an additional charge of $0.1 million in the second quarter of 2003 and $0.2 million in the third quarter of 2003 to write-down the net book value of the Kanata, Ontario facility to its estimated fair market value. The Company had previously written down the Kanata, Ontario facility in 2002, as noted above.

      Cumulative cash draw-downs of approximately $1.7 million and non-cash draw-downs of $0.7 million and reversal of expense of $0.1 million have been applied against the provisions taken in 2003, resulting in no remaining provision balance at September 26, 2003.

      The following table summarizes changes in the restructuring provision included in other accrued expenses on the balance sheet.

	Severance	Facilities	Total

	(In millions)
Provision at December 31, 2002	$1.2	$7.6	$8.8
Charges during first quarter of 2003	0.6	—	0.6
Cash draw-downs during first quarter of 2003	(0.9)	(0.5)	(1.4)

Provision at March 28, 2003	0.9	7.1	8.0
Charges during second quarter of 2003	1.0	0.6	1.6
Cash draw-downs during second quarter of 2003	(1.0)	(6.4)	(7.4)
Non-cash draw-downs during second quarter of 2003	—	(0.4)	(0.4)

Provision at June 27, 2003	0.9	0.9	1.8
Charges during third quarter of 2003	0.1	0.3	0.4
Reversal of charges during third quarter of 2003	(0.1)	—	(0.1)
Cash draw-downs during third quarter of 2003	(0.8)	(0.2)	(1.0)
Non-cash draw-downs during third quarter of 2003	—	(0.3)	(0.3)

Provision at September 26, 2003	$0.1	$0.7	$0.8

Other

      During the first quarter of 2003, the Company recorded a reserve of approximately $0.6 million on notes receivable from a litigation settlement initially recorded in 1998. The reserve was provided because of a default on the quarterly payment due in March 2003. The Company intends to pursue legal action to regain its rights to the technology it had licensed, instead of pursuing further collection. Additionally, the Company recorded a benefit during the first quarter of approximately $0.2 million for royalties earned on a divested product line and earned as part of a litigation settlement agreement. In the second quarter of 2003, the Company recorded a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

charge of approximately $0.5 million to write-off excess and unused equipment. In the third quarter of 2002, the Company recorded a benefit of $1.25 million related to a litigation settlement.

9.	Commitments and Contingencies

Operating Leases

      The Company leased two facilities under operating lease agreements that expired in June 2003. At the end of the initial lease term, these leases required the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the property at the fair market value. The lessor may have sold the facilities to a third party but the leases provided for a residual value guarantee of the first 85% of any loss the lessor may have incurred on its $19.1 million investment in the buildings, which would have become payable by the Company upon the termination of the transaction. In June 2003, the Company exercised its option to purchase the facilities for $18.9 million. There is no longer a residual value guarantee in connection with these leases. The lease agreement required, among other things, the Company to maintain specified quarterly financial ratios and conditions. As of March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a Security Agreement with the Bank of Montreal (BMO) pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This item was included on the balance sheet in long-term investments at December 31, 2002 and was used to satisfy the purchase price of the buildings during June 2003.

Legal Proceedings and Disputes

      The Company is subject to a claim by a customer of its French subsidiary that a Laserdyne 890 system, which was delivered in 1999, had unresolved technical problems that resulted in the customer’s loss of revenue and profit, in addition to incurring costs to repair the machine. In February 2000, the customer sought from the Le Creusot commercial court in France the appointment of an expert to assess the costs of repair for the machine. In March 2001, the expert had filed an initial report, which estimated the cost to repair the machine at approximately French Franc 0.8 million (or approximately US$0.1 million). In May 2001, the court authorized the customer to carry out the repair of the machine. In January 2003, the court appointed expert certified that the repairs had been completed and the machine performance had been tested. In the third quarter of 2003, the Company was notified that the customer is seeking cost of repairs, damages and lost profits of Euro 1.9 million (approximately US$2.2 million). The Le Creusot commercial court is reviewing the amount requested by the customer. The Company intends to vigorously defend this action and any claim amount. The customer still owes the Company Euro 0.3 million (or approximately US$0.4 million) for the system that it is subject to the claim. The Company has fully reserved this receivable. At this time, it is not possible to estimate an amount that the Company may be required to pay regarding this action.

      In August 2003, the Company announced that it filed an action against Electro Scientific Industries, Inc. (ESI) of Portland, Oregon in the United States District Court for the Central District of California for patent infringement. The complaint alleges Electro Scientific is violating three GSI Lumonics’ patents: 6337462, 6181728 and 6573473. This patented technology is used in the Company’s laser systems for processing semiconductor devices. The Company seeks injunctive relief, an unspecified amount of damages, costs, and attorneys’ fees. On September 2, 2003, the Company filed a First Amended Complaint, which did not change the substantive allegations of patent infringement. By court order dated September 18, 2003, the case was transferred to the United States District Court for the Northern District of California. The case was re-assigned to a judge in the Northern District of California and has been renumbered CV-03-04302-MHP. On October 8, 2003, ESI filed its Answer to First Amended Complaint and Counterclaim for Declaratory

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Judgment of Invalidity and Noninfringement. Pretrial discovery has not yet begun and no trial date has been set. At this time, it is not possible to estimate any recovery that the Company may receive from this action.

      As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of United States manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company’s customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company. Due to (i) the relatively small number of systems sold to any one of the Company’s customers involved in this litigation, (ii) the low probability of success by the plaintiff in securing judgment(s) against the Company’s customers and (iii) the existence of a countersuit that seeks to invalidate the patents that are the basis for the litigation, the Company does not believe that the outcome of any of these claims individually will have a material adverse effect upon the Company’s financial condition or results of operations. No assurances can be given, however, that these or similar claims, if successful and taken in the aggregate would not have a material adverse effect upon the Company’s financial condition or results of operations.

      The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company’s financial conditions or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

Guarantees

      In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, sale of products and operating leases.

      These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in the interpretation of laws and regulations (including tax legislation) or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, this includes the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

      Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

      Historically, we have not made any significant payments under such indemnifications. As at September 26, 2003, nothing has been accrued in the consolidated balance sheet with respect to these indemnification undertakings.

10.	Income Taxes

      During the three and nine months ended September 26, 2003, the tax provision largely reflects taxes in the Company’s foreign locations. The income tax benefit on losses incurred in the nine months ended

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

September 26, 2003 was reduced as a result of increases in valuation allowances related to the Company’s geographic distribution of its operating loss carry-forwards. This includes a full valuation allowance against the Company’s Canadian deferred tax asset in accordance with the closure of the Kanata, Ontario facility described in note 8. It is expected that operations and income in Canada in the foreseeable future will not be sufficient to offset existing loss carryforwards. Our ability to recover future tax assets of $16.7 million at September 26, 2003 depends primarily upon the Company’s ability to generate profits in the United States and United Kingdom tax jurisdictions. If actual results differ from our plans or we do not achieve profitability, we may be required to increase the valuation allowance on our tax assets by taking a charge to the Statement of Operations, which may have a material negative result on our operations.

11.	Defined Benefit Pension Plan

      The Company’s subsidiary in the United Kingdom maintains a pension plan, known as the GSI Lumonics Ltd. United Kingdom Pension Scheme Retirement Savings Plan. The plan has two components: the Final Salary Plan, which is a defined benefit plan, and the Retirement Savings Plan, which is a defined contribution plan. Effective April 1997, membership to the Final Salary Plan was closed. Benefits under this plan are based on the employees’ years of service and compensation. GSI Lumonics’ funding policy is to fund pensions and other benefits based on widely used actuarial methods as permitted by regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest and other projections. The assets of this plan consist primarily of equity and fixed income securities of United Kingdom and foreign issuers.

      In December 2002, the Company notified plan participants that it no longer wanted to sponsor the Final Salary Plan. The trustees of the plan voted to freeze the Final Salary Plan effective May 31, 2003. Plan participants will no longer accrue benefits under the Final Salary Plan as of this date. The Company plans to continue funding the obligation for the Final Salary Plan as required by United Kingdom law. Once a new actuarial valuation is complete, the Company will be able to determine if there is any gain or loss associated with the curtailment, and will record it at that time. The most recent actuarial valuation was performed as of November 30, 2000.

12.	Segment Information

General Description

      During the fourth quarter of 2002, the Company restructured into three core businesses: components, lasers and laser systems. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2002 year has been restated to conform to the current year’s presentation.

      The financial performance of the segments are evaluated on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, acquired in-process research and development, restructuring and other, gain (loss) on sale of assets and investments, interest income, interest expense and foreign exchange transaction losses. Certain corporate-level operating expenses, including corporate marketing, finance and administrative expenses, are not allocated to operating segments. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation.

      GSI Lumonics operations are three distinct business segments: the Components segment (Components Group); the Laser segment (Laser Group); and the Laser Systems segment (Laser Systems Group).

      Components Group — The Company’s component products are designed and manufactured at our facilities in Billerica, Massachusetts, Nepean, Ontario and Moorpark, California and are sold directly, or, in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

some territories, through distributors, to original equipment manufacturers (OEMs). Products include optical scanners and subsystems and encoders used by OEMs for applications in materials processing, test and measurement, alignment, inspection, displays, imaging, graphics, vision, rapid prototyping and medical use such as dermatology and ophthalmology. The Components Group also manufactures printers for certain medical end products such as defibrillators, patient care monitors and cardiac pacemaker programmers, as well as film imaging subsystems for use in CAT scans and magnetic resonance imaging systems. Under the trade name, WavePrecision, we also manufacture precision optics supplied to OEM customers for applications in aerospace and semiconductor industries. Major markets are medical, semiconductor, electronics, light industrial, automotive and aerospace.

      Laser Group — The Company designs and manufactures a wide range of lasers at our Rugby, United Kingdom facility for sale in the merchant market to end-users, OEMs and systems integrators. We also use some of these products in the Company’s own laser systems. The Laser Group also derives significant revenues from providing parts and technical support for lasers in its installed base at customer locations. These lasers are primarily used in material processing applications (cutting, welding and drilling) in light automotive, semiconductor, electronics, aerospace, medical and light industrial markets. The lasers are sold worldwide directly in North America and Europe, and through distributors in Japan, Asia Pacific and China. Sumitomo Heavy Industries Ltd. (a significant shareholder of the Company) is our distributor in Japan.

      Laser Systems Group — The Company’s laser systems are designed and manufactured at our Wilmington, Massachusetts facility and are sold directly, or, in some territories, through distributors, to end users, usually semiconductor integrated device manufacturers and electronic component and assembly manufacturers. The Laser Systems Group also derives significant revenues from servicing systems in its installed base at customer locations. System applications include laser repair to improve yields in the production of dynamic random access memory chips (DRAMs), permanent marking systems for silicon wafers and individual dies for traceability and quality control, circuit processing systems for linear and mixed signal devices, as well as for certain passive electronic components, and printed circuit boards (PCB) manufacturing systems for via hole drilling, solder paste inspection and component placement inspection.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Segments

      Information on reportable segments is as follows:

	Three Months Ended		Nine Months Ended

	September 26,	September 27,	September 26,	September 27,
	2003	2002	2003	2002

Sales
Components Group	$17,992	$16,740	$52,258	$52,525
Laser Group	8,470	6,001	24,112	17,135
Laser Systems Group	19,987	15,140	56,902	45,137
Intersegment sales elimination	(1,568)	(462)	(2,590)	(826)

Total	$44,881	$37,419	$130,682	$113,971

Segment income (loss) from operations
Components Group	$3,450	$4,439	$11,916	$12,869
Laser Group	507	(1,428)	118	(4,521)
Laser Systems Group	2,729	(7,059)	2,902	(16,352)

Total by segment	6,686	(4,048)	14,936	(8,004)
Unallocated amounts:
Corporate expenses	4,490	4,252	14,491	15,608
Amortization of purchased intangibles	391	261	1,005	968
Restructuring	264	—	2,451	4,152
Other	—	(1,250)	841	(1,250)

Income (loss) from operations	$1,541	$(7,311)	$(3,852)	$(27,482)

      Management does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets by segments is not included.

Geographic Segment Information

      Revenues are attributed to geographic areas on the basis of the bill to customer location. Not infrequently, equipment is sold to large international companies, which may be headquartered in Asia-Pacific, but the sales of our systems are billed and shipped to locations in the United States. These sales are therefore reflected in United States totals in the table below. Long-lived assets are attributed to geographic areas in which Company assets reside.

	Three Months Ended

	September 26, 2003		September 27, 2002

	Sales	% of Total	Sales	% of Total

	(In millions)
North America	$19.5	43%	$23.6	63%
Latin and South America	—	—	0.2	1
Europe	8.6	19	6.0	16
Japan	7.9	18	4.6	12
Asia-Pacific, other	8.9	20	3.0	8

Total	$44.9	100%	$37.4	100%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

	Nine Months Ended

	September 26, 2003		September 27, 2002

	Sales	% of Total	Sales	% of Total

	(In millions)
North America	$68.3	52%	$74.6	65%
Latin and South America	0.7	1	0.6	1
Europe	19.6	15	18.4	16
Japan	25.0	19	11.1	10
Asia-Pacific, other	17.1	13	9.3	8

Total	$130.7	100%	$114.0	100%

	As at

	September 26,	December 31,
	2003	2002

	(In millions)
Long-lived assets:
United States	$30.8	$19.4
Canada	5.8	6.6
Europe	13.6	11.5
Japan	0.7	0.6
Asia-Pacific, other	0.1	0.1

Total	$51.0	$38.2